UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



SCHEDULE 13D



Under the Securities Exchange Act of 1934

(Amendment No. 5)







(Name of Issuer)

DNAPrint Genomics, Inc.





(Title of Class of Securities)

Common Stock





(CUSIP Number)

2332 4Q 202





(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


Daniel Gannon
P.O. Box 90638, Portland, Oregon 97290
Phone:  503-431-9493





(Date of Event which Requires Filing of this Statement)

July 30, 2008



If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]



CUSIP No. 2332 4Q 202   Page 1 of XX



1. Names of Reporting Persons.

Daniel Gannon


2. Check the Appropriate Box if a Member of a Group

(a) [ ]
(b) [ ]


3. SEC Use Only


4. Source of Funds (See Instructions)

PF


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]


6. Citizenship or Place of Organization

United States


Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power

198,411,787


8. Shared Voting Power
0


9. Sole Dispositive Power

198,411,787


10. Shared Dispositive Power
0


11. Aggregate Amount Beneficially Owned by Each Reporting Person

198,411,787


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]


13. Percent of Class Represented by Amount in Row (11)

15.3%


14. Type of Reporting Person

IN



ITEM 1. SECURITY AND ISSUER


State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

Common Stock
DNAPrint Genomics, Inc.
1621 West University Parkway
Sarasota, FL 34243



ITEM 2. IDENTITY AND BACKGROUND


(a) Name;

Daniel Gannon


(b) Residence or business address;

P.O. Box 90638, Portland, Oregon 97290


(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

Individual Investor


(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

Not applicable.


(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

Not applicable.


(f) Citizenship.

United States



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Personal Funds
$ 117,729.00



ITEM 4. PURPOSE OF TRANSACTION


Investment purpose.


(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

Contining trading on the open market.


(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

Not applicable.


(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

Not applicable.


(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

Not applicable.


(e) Any material change in the present capitalization or dividend policy of the issuer;

Not applicable.


(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

Not applicable.


(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

Not applicable.


(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Not applicable.


(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

Not applicable.


(j) Any action similar to any of those enumerated above.

Not applicable.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER


(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1

198,411,787


(b)

Sole Voting Power:
198,411,787

Shared Voting Power:
0

Sole Dispositive Power:
198,411,787

Shared Dispositive Power:
0



(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (ss.240.13d-191), whichever is less, by the persons named in response to paragraph (a).

During the past sixty days, I, Daniel Gannon, have purchased
92,707,000 shares at the price of $0.0004, on the open market.
(These shares are included in the total, reported above.)

Details of these transactions:

(Date, Action, Quantity, Security, Description, Price, Amount, Trade Type) 11/13/2008 BOT 20,000 DNAG DNAPRINT GENOMICS INC $0.0004 -$8.00 Cash 11/11/2008 BOT 92,000 DNAG DNAPRINT GENOMICS INC $0.0004 -$36.80 Cash 10/31/2008 BOT 9,000,000 DNAG DNAPRINT GENOMICS INC $0.0004 -$3,600.00 Cash
10/31/2008 BOT 9,000,000 DNAG DNAPRINT GENOMICS INC $0.0004 -$3,600.00 Cash
10/31/2008 BOT 3,595,000 DNAG DNAPRINT GENOMICS INC $0.0004 -$1,438.00 Cash
10/30/2008 BOT 9,000,000 DNAG DNAPRINT GENOMICS INC $0.0004 -$3,600.00 Cash
10/30/2008 BOT 6,471,035 DNAG DNAPRINT GENOMICS INC $0.0004 -$2,588.41 Cash
10/27/2008 BOT 2,650 DNAG DNAPRINT GENOMICS INC $0.0004 -$1.06 Cash 10/24/2008 BOT 260,450 DNAG DNAPRINT GENOMICS INC $0.0004 -$104.18 Cash
10/23/2008 BOT 1,000,150 DNAG DNAPRINT GENOMICS INC $0.0004 -$400.06 Cash
10/21/2008 BOT 3,734,285 DNAG DNAPRINT GENOMICS INC $0.0004 -$1,493.71 Cash
10/21/2008 BOT 1,265,715 DNAG DNAPRINT GENOMICS INC $0.0004 -$506.29 Cash
10/10/2008 BOT 778,460 DNAG DNAPRINT GENOMICS INC $0.0004 -$311.38 Cash
10/09/2008 BOT 4,487,255 DNAG DNAPRINT GENOMICS INC $0.0004 -$1,794.90 Cash
10/09/2008 BOT 3,012,745 DNAG DNAPRINT GENOMICS INC $0.0004 -$1,205.10 Cash
10/08/2008 BOT 1,188,212 DNAG DNAPRINT GENOMICS INC $0.0004 -$475.28 Cash
10/07/2008 BOT 1,920,000 DNAG DNAPRINT GENOMICS INC $0.0004 -$768.00 Cash
10/06/2008 BOT 2,581,607 DNAG DNAPRINT GENOMICS INC $0.0004 -$1,032.64 Cash
10/06/2008 BOT 1,879,043 DNAG DNAPRINT GENOMICS INC $0.0004 -$751.62 Cash
10/02/2008 BOT 6,081,607 DNAG DNAPRINT GENOMICS INC $0.0004 -$2,432.64 Cash
10/02/2008 BOT 5,418,393 DNAG DNAPRINT GENOMICS INC $0.0004 -$2,167.36 Cash
10/01/2008 BOT 1,918,393 DNAG DNAPRINT GENOMICS INC $0.0004 -$767.36 Cash
10/01/2008 BOT 766,057 DNAG DNAPRINT GENOMICS INC $0.0004 -$306.42 Cash
09/29/2008 BOT 541,425 DNAG DNAPRINT GENOMICS INC $0.0004 -$216.57 Cash
09/26/2008 BOT 5,555,218 DNAG DNAPRINT GENOMICS INC $0.0004 -$2,222.09 Cash
09/25/2008 BOT 7,163,000 DNAG DNAPRINT GENOMICS INC $0.0004 -$2,865.20 Cash
09/25/2008 BOT 1,137,300 DNAG DNAPRINT GENOMICS INC $0.0004 -$454.92 Cash
09/24/2008 BOT 825,000 DNAG DNAPRINT GENOMICS INC $0.0004 -$330.00 Cash
09/23/2008 BOT 12,000 DNAG DNAPRINT GENOMICS INC $0.0004 -$4.80 Cash 09/22/2008 BOT 4,000,000 DNAG DNAPRINT GENOMICS INC $0.0004 -$1,600.00 Cash


(d)

Not applicable.

(e)

Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.



SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




_____November 18, 2008_____

Date




_____Daniel Gannon_____

Signature




_____Individual Investor_____

Name/Title